October 23, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Group 81

Re:	Stocosil Inc.
Rule 477 Application for Withdrawal of Offering Statement
File No. 024-10610

Dear Sir/Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Stocosil Inc. a Delaware corporation (the “Company”), hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (the “Commission”) of its Offering Statement on Form 1-A, File No. 024-10610 (the “Offering Statement”). The Offering Statement was originally filed with the Commission on September 14, 2016 and qualified on December 28, 2016.

The Company files the withdrawal of the Offering Statement because the Company has determined that the current market situation is not suitable for the Company, and the Company confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Pyng Soon, CEO of the Company at (626) 964-5788.

Very truly yours,

/s/ Pyng Soon

Pyng Soon,
Chief Executive Officer